Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year-Ended October 2014	For the Year-Ended October 2013(1)	For the Year-Ended October 2012(1)
Return on Assets	0.99%	0.98%	0.93%
Return on Equity	19.0%	19.7%	19.6%
Dividend Payout Ratio	47%	46%	46%
Equity to Asset Ratio	5.74%	5.50%	5.31%

(1)	Figures restated to reflect adoption of new accounting standards.

Results are from Consolidated Financial Statements.